SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. ___)*

Castle Biosciences, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

14843C105

(CUSIP Number)

Manfred Yu

HealthQuest Capital Management, L.P.

1301 Shoreway Road, Suite 350

Belmont, CA 94002

(650) 486-0801

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

COPY TO:

Jason Ford, Esq.

c/o Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

220 West 42nd Street, 17th Floor, New York, NY  10036

(646) 490-9054

July 24, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 14843C105	13D	Page 2 of 10

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Sofinnova HealthQuest Partners, L.P. (“HealthQuest”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,833,577 shares, except that HealthQuest Venture Management, L.L.C. (“HealthQuest Management”), the general partner of HealthQuest, may be deemed to have sole voting power, and Dr. Garheng Kong (“Kong”), the managing member of HealthQuest Management, may be deemed to have sole power to vote these shares.
	8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER
1,833,577 shares, except that HealthQuest Management, the general partner of HealthQuest, may be deemed to have sole dispositive power and Kong, the managing member of HealthQuest Management, may be deemed to have sole power to dispose of these shares.
	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,833,577
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 11.0%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 14843C105	13D	Page 3 of 10

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) HealthQuest Venture Management, L.L.C. (“HealthQuest Management”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,833,577 shares, all of which are owned directly by HealthQuest. HealthQuest Management, the general partner of HealthQuest, may be deemed to have sole voting power, and Kong, the managing member of HealthQuest Management, may be deemed to have sole power to vote these shares.
	8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER
1,833,577 shares, all of which are owned directly by HealthQuest. HealthQuest Management, the general partner of HealthQuest, may be deemed to have sole dispositive power, and Kong, the managing member of HealthQuest Management, may be deemed to have sole dispositive power over these shares.
	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,833,577
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 11.0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 14843C105	13D	Page 4 of 10

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Dr. Garheng Kong (“Kong”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,833,577 shares, all of which are owned directly by HealthQuest. HealthQuest Management, the general partner of HealthQuest, may be deemed to have sole dispositive power, and Kong, the managing member of HealthQuest Management, may be deemed to have sole power to dispose of these shares.
	8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER
1,833,577 shares, all of which are owned directly by HealthQuest. HealthQuest Management, the general partner of HealthQuest, may be deemed to have sole dispositive power, and Kong, the managing member of HealthQuest Management, may be deemed to have sole power to dispose of these shares.
	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,833,577
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 11.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 14843C105	13D	Page 5 of 10

Statement on Schedule 13D

This Statement on Schedule 13D (“Schedule 13D”) relates to the beneficial ownership of Common Stock, $0.001 par value per share (“Common Stock”) of Castle Biosciences, Inc., a Delaware corporation (“Issuer”) and is being filed to reflect the acquisition of Common Stock by Sofinnova HealthQuest Partners, L.P., a Delaware limited partnership (“HealthQuest”), HealthQuest Venture Management, L.L.C., a Delaware limited liability company (“HealthQuest Management”), and Dr. Garheng Kong (“Kong” and collectively with HealthQuest and HealthQuest Management, the “Reporting Persons”).

ITEM 1.	SECURITY AND ISSUER.

(a) The class of equity securities to which this statement relates is the Common Stock of the Issuer.

(b) The Issuer’s principal executive offices are located at 820 S. Friendswood Drive, Suite 201, Friendswood, Texas, 77546.

ITEM 2.	IDENTITY AND BACKGROUND.

(a) The persons and entities filing this Schedule 13D are Kong, HealthQuest and HealthQuest Management. HealthQuest Management, the general partner of HealthQuest, may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer directly owned by HealthQuest.

(b) The address of the principal place of business for each of the Reporting Persons is c/o HealthQuest Capital Management, L.P., 1301 Shoreway Road, Suite 350, Belmont, California 94002.

(c) The principal occupation of each of the Reporting Persons is the venture capital investment business. The principal business of HealthQuest is to make investments in private and public companies, and the principal business of HealthQuest Management is to serve as the general partner of HealthQuest. Kong is the managing member of HealthQuest Management.

(d) During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) HealthQuest is a Delaware limited partnership. HealthQuest Management is a Delaware limited liability company. Kong is a U.S. citizen.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On August 11, 2014, HealthQuest purchased an aggregate 436,910 shares of Series E-2 convertible preferred stock from the Issuer at a purchase price of $4.58 per share, or $1,999,999.22 in the aggregate.

On February 16, 2015, HealthQuest purchased an aggregate 388,669 shares of Series E-3 convertible preferred stock from the Issuer at a purchase price of $5.34 per share, or $2,075,686.80 in the aggregate.

On April 22, 2015, HealthQuest purchased a warrant to acquire an aggregate 3,894 shares of Series A convertible preferred stock at an exercise price of $2.14 per share, from an existing shareholder at a purchase price of $1.59 per share, or $6,223 in the aggregate. On August 4, 2015, HealthQuest exercised the warrant and acquired 3,894 shares of Series A convertible preferred stock at a purchase price of $2.14 per share, or $8,333.16 in the aggregate.

CUSIP NO. 14843C105	13D	Page 6 of 10

On April 28, 2015, HealthQuest purchased an aggregate 15,630 shares of Series A convertible preferred stock from an existing shareholder at a purchase price of $3.74 per share, or $58,425 in the aggregate.

On July 15, 2015, HealthQuest purchased an aggregate 601,292 shares of Series F convertible preferred stock from the Issuer at a purchase price of $5.82 per share, or $3,500,000.48 in the aggregate.

On January 12, 2018, HealthQuest purchased an aggregate 167,230 shares of Series F convertible preferred stock, plus warrants to acquire an aggregate 14,107 shares of Series F convertible preferred stock at an exercise price of $0.01 per share, from the Issuer at a purchase price of $5.82 per share, or $973,412.38 in the aggregate.

On May 31, 2018, HealthQuest purchased an aggregate 429,494 shares of Series F convertible preferred stock from the Issuer at a purchase price of $5.82 per share, or $2,499,998.68 in the aggregate.

On January 31, 2019, HealthQuest purchased a Convertible Promissory Note bearing simple interest at a rate of 8% per annum from the Issuer in the principal amount of $1,027,882.

In connection with the closing of the Issuer’s initial public offering of Common Stock (the “Offering”), HealthQuest’s Series A convertible preferred stock, Series E-2 convertible preferred stock, Series E-3 convertible preferred stock and Series F convertible preferred stock automatically converted on a one-for-1.219 basis into 1,676,061 shares of Common Stock.

In connection with the Offering, all unpaid principal and accrued interest outstanding on HealthQuest’s Convertible Promissory Note (the “Conversion Amount”) automatically converted into the number of shares of Common Stock that is equal to the Conversion Amount as of the closing date divided by 80% of the Offering price per share, or 83,453 shares of Common Stock.

In connection with the Offering, HealthQuest purchased 62,500 shares of Common Stock at $16.00 per share, or $1,000,000.00 in the aggregate. Such purchase occurred pursuant to and on the terms set forth in the Issuer’s Prospectus filed pursuant to Rule 424(b)(4) on July 24, 2019 with the Securities and Exchange Commission (the “Prospectus”).

In connection with the Offering, HealthQuest exercised the Series F convertible preferred stock warrant to purchase 11,572 shares of the Issuer’s Common Stock for approximately $0.02 per share. HealthQuest paid the exercise price on a cashless basis, resulting in the Issuer’s withholding of nine of the warrant shares to pay the exercise price and issuing to HealthQuest the remaining 11,563 shares.

Unless noted above, the source of the funds for all purchases and acquisitions by the Reporting Persons was from working capital.

Unless noted above, no part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

ITEM 4.	PURPOSE OF TRANSACTION.

The Reporting Persons hold their securities of the Issuer for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire additional Common Stock and/or retain and/or sell all or a portion of the Common Stock held by the Reporting Persons in the open market or in privately negotiated transactions, and/or may distribute the Common Stock held by the Reporting Persons to their respective members or limited partners. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Common Stock, general market and economic conditions, ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities, and other future developments. Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP NO. 14843C105	13D	Page 7 of 10

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a,b) Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 13 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 8 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 9 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 10 of the cover page of each Reporting Person. The percentage listed in Row 13 for each Reporting Person was calculated based upon 16,649,008 shares of Common Stock outstanding immediately after the Offering.

(c) Except as set forth in Item 3 above, the Reporting Persons have not effected any transaction in the securities of the Issuer during the past 60 days.

(d) Under certain circumstances set forth in the limited partnership agreement of HealthQuest, the general partner and limited partners of HealthQuest may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by such entity of which they are a partner.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

HealthQuest is a party to the Investors’ Rights Agreement among the Issuer, HealthQuest and other shareholders. Subject to the terms of such Investors’ Rights Agreement, HealthQuest can demand that the Issuer file a registration statement or request that its Common Stock be covered by a registration statement that the Issuer is otherwise filing under certain specified circumstances. Such Investors’ Rights Agreement dated as of July 12, 2019 is more fully described in the Prospectus and was filed as Exhibit 4.2 to the Issuer’s Form S-1 Registration Statement (File No. 333-232369), and such description is incorporated herein by reference.

In connection with the Offering, HealthQuest and certain other the holders of shares of Common Stock have entered into Lock-Up Agreements with the Issuer’s underwriters or otherwise agreed, subject to certain exceptions, that they will not, directly or indirectly, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, or otherwise dispose of or hedge any of shares of Common Stock, any options or warrants to purchase shares of Common Stock, or any securities convertible into, or exchangeable for or that represent the right to receive shares of Common Stock, without the prior written consent of the representatives of the Issuer’s underwriters for a period of 180 days from the date of the Prospectus. Such Lock-Up Agreement is more fully described in the Prospectus and was filed as Exhibit B of Exhibit 1.1 to the Issuer’s Form S-1 Registration Statement (File No. 333-232369), and such description is incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT A	Agreement of Joint Filing
EXHIBIT B	Investors’ Rights Agreement described in Item 6, filed as Exhibit 4.2 to the Issuer’s Form S-1 Registration Statement (File No. 333-232369) is incorporated herein by reference.
EXHIBIT C	Form of Lock-Up Agreement described in Item 6, filed as Exhibit B to Exhibit 1.1 to the Issuer’s Form S-1 Registration Statement (File No. 333-232369) is incorporated herein by reference.

CUSIP NO. 14843C105	13D	Page 8 of 10

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 5, 2019

SOFINNOVA HEALTHQUEST PARTNERS, L.P., a Delaware Limited Partnership

By:	HEALTHQUEST VENTURE MANAGEMENT, L.L.C., a Delaware Limited Liability Company
Its:	General Partner

By:	/s/ Garheng Kong
Garheng Kong, Managing Member

HEALTHQUEST VENTURE MANAGEMENT, L.L.C., a Delaware Limited Liability Company

By:	/s/ Garheng Kong
Garheng Kong, Managing Member

DR. GARHENG KONG

By:	/s/ Garheng Kong
Garheng Kong

CUSIP NO. 14843C105	13D	Page 9 of 10

EXHIBIT INDEX

Exhibit	Description

A	Agreement of Joint Filing
B	Investors’ Rights Agreement described in Item 6, filed as Exhibit 4.2 to the Issuer’s Form S-1 Registration Statement (File No. 333-232369) is incorporated herein by reference.
C	Form of Lock-Up Agreement described in Item 6, filed as Exhibit B to Exhibit 1.1 to the Issuer’s Form S-1 Registration Statement (File No. 333-232369) is incorporated herein by reference.

CUSIP NO. 14843C105	13D	Page 10 of 10

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Common Stock of Castle Biosciences, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Date: August 5, 2019

SOFINNOVA HEALTHQUEST PARTNERS, L.P., a Delaware Limited Partnership

By:	HEALTHQUEST VENTURE MANAGEMENT, L.L.C., a Delaware Limited Liability Company
Its:	General Partner

By:	/s/ Garheng Kong
Garheng Kong, Managing Member

HEALTHQUEST VENTURE MANAGEMENT, L.L.C., a Delaware Limited Liability Company

By:	/s/ Garheng Kong
Garheng Kong, Managing Member

DR. GARHENG KONG

By:	/s/ Garheng Kong
Garheng Kong